                                   APPENDIX 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 1999

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                          [PEACE ARCH LOGO APPEARS HERE]

FOR IMMEDIATE RELEASE

              PEACE ARCH ENTERTAINMENT ANNOUNCES RECORD REVENUE AND
                              EARNINGS FOR FY1999

          REVENUE INCREASES 59% TO $51.5 MILLION, AS COMPANY LEVERAGES
                COMPETITIVE STRENGTHS IN ENTERTAINMENT INDUSTRY

VANCOUVER, British Columbia (November 30, 1999) -- Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which develops, produces and distributes proprietary television programming for worldwide markets, today announced record revenue and earnings for its 1999 fiscal year.

For the fiscal year ended August 31, 1999, revenue increased 59% to a record $51.5 million, compared with $32.5 million in FY1998. Proprietary programming represented approximately 92% of total revenue in FY1999, versus 86% in the previous fiscal year.

Pretax earnings rose 94% in the most recent fiscal year, to a record $4.0 million (7.7% of revenue), compared with $2.1 million (6.3% of revenue) in FY1998, while EBITDA (earnings before interest, taxes, depreciation and amortization) increased 87% to $5.7 million (vs. $3.0 million). Net income reached a record $1.9 million, versus $1.8 million in the prior year.

The Company became fully taxable at the end of FY1998. As a result, taxes of approximately $2.1 million were recorded against pretax income of $4.0 million in FY1999, whereas the Company paid taxes of only $297,000 on pretax income of $2.0 million in the previous fiscal year.

Basic earnings per diluted share declined to $0.60 in FY1999 ($0.58 diluted), from $0.68 in FY1998 ($0.63 diluted), primarily due to the issuance of additional shares in a private placement completed towards the end of FY1998 and a U.S. public offering in July 1999. The weighted average number of diluted shares outstanding in FY1999 increased 11% to 3,473,357 (vs. 3,124,007 in FY1998), primarily due to the issuance of additional shares in the above mentioned private and public stock offerings.

"Fiscal 1999 represented the Company's third consecutive year of impressive operating performance, with pretax earnings almost doubling and revenue increasing 59% over the previous year. During the past three years, revenue has increased at a 108% compound annual rate," observed Juliet Jones, Chief Financial Officer of Peace Arch Entertainment Group Inc. "EBITDA, which is often used as a measure of the operating performance for entertainment companies, also demonstrated very solid growth. We are very pleased with the strength of our results, and we look forward to the full deployment of the capital raised in our U.S. public offering during the current fiscal year."

During the year, the Company sold one of its commercial properties and entered into an agreement to lease such property from the new owner for a minimum term of two years. The Company realized an approximate $800,000 gain on the sale --$285,000 of which was recorded in FY1999 ($187,000 after taxes). The balance of the gain will be recognized over the balance of the minimum lease term.

For the quarter ended August 31, 1999, revenue totaled $12.6 million, compared with $15.0 million in the fourth quarter of FY1998. Pretax earnings of $1.5 million reflected improved production margins and a gain on the sale of commercial property, while net earnings totaled $446,000, or $0.14 per basic share ($0.13 diluted). In the fourth quarter of the previous year, the Company reported pretax earnings of $1.7 million and net earnings of $1.3 million, or $0.49 per basic share ($0.45 diluted).

"Fourth quarter revenue declined due to a decrease in programming deliveries during the period, a factor which will also impact the first two quarters of fiscal year 2000," commented Cameron White, Chief Executive Officer of the Company. "Contributing to the decrease is the delayed delivery of a number of episodes, caused by a ten week production hiatus. Production will re-commence January 2000 and the delayed episodes will be delivered in the third fiscal quarter. The hiatus was arranged to allow a cast member to undergo elective back surgery. We expect revenue to accelerate in the third quarter and fourth quarters as we begin delivering our production slate for the fall 2000 broadcast season."

In addition to its financial results, Peace Arch Entertainment Group Inc. achieved several milestones during 1999 fiscal year:

- The Company received an unprecedented order for 66 episodes of its one-hour dramatic television series FIRST WAVE from the USA Network's Sci-fi Channel.

- The popularity of FIRST WAVE continued to expand, with the series airing in 40 countries around the globe by fiscal year-end. Broadcasters in many of these countries, including South Africa, Portugal, Romania and Denmark, have reported that the show is outperforming their average channel market shares.

- The Company completed a reorganization of its share capital, which resulted in the exchange of its old common shares into Class A shares and Class B shares. The Class A shares and Class B shares have virtually identical rights, except that each Class A share has ten votes and each Class B share has one vote. The reorganization of share capital will allow the Company to maintain its entitlement to certain tax incentives available to Canadian-controlled companies.

- Following the reorganization, the Company registered a public offering of Class B shares in the United States. The offering of 750,000 Class B shares was completed at a price of $5.00 per share in July, and the Class B shares were listed for trading on the American Stock Exchange. Both classes of shares remain listed on the Toronto Stock Exchange.

- Coincident with the capital reorganization and U.S. stock offering, the Company changed its name from Vidatron Entertainment Group Inc. to Peace Arch Entertainment Group Inc. Named after the Peace Arch monument, which straddles the border between British Columbia, Canada and Washington State, USA, the name "Peace Arch" symbolizes the Company's growing international presence and the strength of its relationships with international partners.

- Peace Arch entered into an innovative relationship with MP3.com, which involves a ground-breaking technological convergence between television, the Internet and the music industry. Utilizing the latest streaming technology to access the vast community of MP3 artists, FIRST WAVE has become the first television series to obtain its original source music exclusively from the World Wide Web.

- Peace Arch launched its new web-based business, STREAMSCAPES, to focus on Pay-Per View and On-Demand programming for specific target audiences. Initially targeted at the business-to-business community, STREAMSCAPES offers a complete family of products and services developed to advance the use of real-time media on the World Wide Web.

"During the past few years, the growth of Peace Arch has been fueled by a tremendously talented and dedicated team of people operating in an environment which has made British Columbia one of the fastest-growing production centers in the world," continued White. "Our proximity to major U.S. markets, our reputation for delivering quality programming on time and on budget, and the unique economic advantages that we can deliver to customers, allow us to be highly competitive. As we continue to build our global library of quality programming, the future for Peace Arch looks very bright."

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.) develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE", and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

(Note: All financial statistics in the text and tables accompanying this release are stated in Canadian dollars, unless otherwise identified and are presented in accordance with Generally Accepted Accounting Principles in Canada.)

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE
      FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS BELIEVE , ESTIMATE , PROJECT , EXPECT OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION

      REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

      Additional information on Peace Arch Entertainment Group can be accessed on the Internet at www.peacearch.net
                                         -----------------

                   For additional information, please contact:

                  Tina Baird, Media Relations at (604) 985-8991
                                       or
     R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or
                        via e-mail at INFO@RJFALKNER.COM.


                        (Financial Highlights to Follow)

                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 1998 AND 1999

(Expressed in thousands of Canadian dollars)
==============================================================================================
                                                                    1998                1999
----------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                     $    1,876           $   4,455
Accounts receivable                                               10,235              19,901
Productions in progress                                           11,906               3,446
Prepaid expenses and deposits                                        367                 292
Investment in television programming                               5,632              10,227
Property and equipment                                             9,498               7,079
Deferred costs                                                       129                 278
Goodwill and trademarks                                            2,544               3,185
----------------------------------------------------------------------------------------------

                                                              $   42,187           $  48,863
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                             $    2,649           $   6,932
Accounts payable and accrued liabilities                           3,317               6,674
Loans due to directors and shareholders                              400                   -
Deferred revenue                                                  10,770               3,980
Deferred gain                                                          -                 514
Future income taxes                                                    -                 797
Debt                                                               7,318               4,240
----------------------------------------------------------------------------------------------
                                                                  24,454              23,137
----------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                   26,178              32,182
  Authorized:
    100,000,000 Class A Multiple Voting Shares
      Issued - 1,517,965 (August 31, 1998 - 1,512,965)
    100,000,000 Class B Subordinate Voting Shares
      Issued - 2,267,978 (August 31, 1998 - 1,512,978)
    25,000,000 Preference Shares, issuable in series;
      Issued - nil
  Other paid-up capital                                                -                 136
  Deficit                                                         (8,445)             (6,592)
----------------------------------------------------------------------------------------------
                                                                  17,733              25,726
----------------------------------------------------------------------------------------------

                                                              $   42,187           $  48,863
==============================================================================================

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1999

(Expressed in thousands of Canadian dollars except per share information)

                                                                 THREE MONTHS ENDED                YEARS ENDED
                                                              1998               1999            1998          1999
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                    $14,970           $12,566          $32,457          $51,547
Expenses:
  Amortization of television programming                    11,265             8,908           23,659           40,296
  Other costs of production and sales                        1,047             1,072            3,577            2,905
  Depreciation and amortization                                154               132              389              484
  Selling, general and administrative                          641             1,051            2,201            3,049
  Interest                                                     184               296              576            1,188
-----------------------------------------------------------------------------------------------------------------------
                                                            13,291            11,459           30,402           47,922
-----------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                   1,679             1,107            2,055            3,625

  Gain (loss) on sale of assets                                  -               360                -              360
  Provision against Limited Partnership interests                -                 -                -                -
-----------------------------------------------------------------------------------------------------------------------
                                                                 -               360                -              360
-----------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                          1,679             1,467            2,055            3,985
Income taxes                                                   349             1,021              297            2,132
-----------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                        $ 1,330           $   446         $  1,758          $ 1,853
=======================================================================================================================


Basic net earnings (loss) per common share                 $  0.49           $  0.14         $   0.68          $  0.60
=======================================================================================================================


Fully diluted earnings (loss) per common share             $  0.45           $  0.13         $   0.63          $  0.58
=======================================================================================================================

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1999

(Expressed in thousands of Canadian dollars)
========================================================================================================
                                                                                 1998              1999
--------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings (loss)                                                     $   1,520         $   1,853
    Items not involving cash:
       Depreciation and amortization                                           24,513            40,119
       Interest on debt discount                                                    -                96
       Deferred income taxes                                                      238             1,816
       Loss (Gain) on sale of assets                                                -              (361)
       Provision against Limited Partnership interest                               -                 -
       Other                                                                       19                 7
    Changes in non-cash working capital                                        (4,817)           (3,759)
--------------------------------------------------------------------------------------------------------
                                                                               21,473            39,771
--------------------------------------------------------------------------------------------------------

Investing activities:
    Investments in television programming                                     (27,698)          (44,231)
    Increase in deferred costs                                                      -              (243)
    Increase in goodwill and trademarks                                             -               (12)
    Property and equipment acquired                                              (633)             (270)
    Proceeds on sale of assets, net                                                 -               626
--------------------------------------------------------------------------------------------------------
                                                                              (28,331)          (44,130)
--------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                                 4,875             4,177
    Increase (repayments) in loans due to directors and shareholders              378              (386)
    Increase in bank indebtedness                                               1,704             4,282
    Increase in debt                                                            1,737             1,200
    Repayment of debt                                                          (1,704)           (2,335)
--------------------------------------------------------------------------------------------------------
                                                                                6,990             6,938
--------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                  132             2,579
Cash and cash equivalents, beginning of year                                    1,744             1,876
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                      $   1,876         $   4,455
========================================================================================================

Supplementary information:
    Interest paid (net of amounts capitalized)                              $     543         $   1,142
    Income taxes paid                                                               -                12
    Non-cash transactions:
       Property acquired through increase in long-term debt                     4,100                 -
       Property sold through decrease in long-term debt and
       increase in accounts receivable                                              -             2,467

    Value assigned to common shares issued:
       On acquisition of product revenue interests                                  -                 -
       For acquisition of Peace Arch Productions Inc.                           1,980               803

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                             Peace Arch Entertainment Group Inc.
                                                             ---------------------------------------------
                                                                             (Registrant)

Date       November 30, 1999                            By   /s/ JULIET JONES
           -------------------------------------------       ---------------------------------------------
                                                                             (Signature)*
                                                             Juliet Jones, CFO
-----------------------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be
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reports. In no event are copies of original language documents or reports required to be furnished.